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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adeza Biomedical Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
006864 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: ENTERPRISE PARTNERS V, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	33-0877753

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,781,857

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,781,857

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,781,857

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: ANDREW E. SENYEI

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		61,876 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,781,857 (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,876 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

1,781,857 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,843,733 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes an aggregate of 44,950 shares underlying options held by Andrew E. Senyei, a member of the Issuer’s board of Directors that are immediately exercisable subject to repurchase by the Issuer with the right lapsing on a portion of the shares monthly over four years; 995 shares of record held by the Alison Marie Senyei Trust, 995 shares of record held by the Grant Drew Senyei Trust, and 995 shares of record held by the Kelly Joanne Senyei Trust.

(2) 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, a member of the Issuer’s board of directors, William Stensrud, Carl J. Eibl and Robert W. Conn are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: WILLIAM STENSRUD

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,781,857 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,781,857 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,781,857

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., is a member of the Issuer’s board of directors, William Stensrud, Carl J. Eibl and Robert W. Conn are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: CARL J. EIBL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,781,857 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,781,857 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,781,857

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., is a member of the Issuer’s board of directors, William Stensrud, Carl J. Eibl and Robert W. Conn are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

CUSIP No.	006864 10 2

1	NAMES OF REPORTING PERSONS: ROBERT W. CONN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,781,857 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,781,857 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,781,857

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) 1,781,857 shares held of record by Enterprise Partners V, L.P. Andrew Senyei, M.D., is a member of the Issuer’s board of directors, William Stensrud, Carl J. Eibl and Robert W. Conn are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

Item 1

(a)	Name of Issuer:

Adeza Biomedical Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1240 Elko Drive, Sunnyvale, California 94089
Item 2

(a)	Name of Person Filing:

Enterprise Partners V, L.P.

Andrew E. Senyei

William Stensrud

Carl J. Eibl

Robert W. Conn

(b)	Address of Principal Business Office or, if none, Residence:

2223 Avenida de la Playa Suite 300, La Jolla, California 92037

(c)	Citizenship:

Entity: Delaware

Individuals: USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

006864 10 2
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Andrew E. Senyei	Enterprise Partners V, L.P. and each of: William Stensrud Carl J. Eibl Robert W. Conn

(a)	Amount beneficially owned:	1,843,733 shares	1,781,857 shares

(b)	Percent of class:	10.7%	10.3%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	61,876 shares	-0-

	(ii) Shared power to vote or to direct the vote	1,781,857 shares	1,781,857 shares

	(iii) Sole power to dispose or to direct the disposition of	61,876 shares	-0-

	(iv) Shared power to dispose or to direct the disposition of	1,781,857 shares	1,781,857 shares
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Andrew Senyei, M.D., a member of the Issuer’s board of directors, William Stensrud, Carl J. Eibl and Robert W. Conn are general partners of Enterprise Partners V, L.P. and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P.; however, each person disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2006

ENTERPRISE PARTNERS V, L.P.
By:	/s/ Andrew E. Senyei
Andrew E. Senyei, General Partner

ANDREW E. SENYEI
/s/ Andrew E. Senyei

WILLIAM STENSRUD
/s/ William Stensrud

CARL J. EIBL
/s/ Carl J. Eibl

ROBERT W. CONN
/s/ Robert W. Conn

Exhibit A
Joint Filing Statement
Pursuant to Rule 13d-1 (k) (1), we the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.
February 13, 2006

ENTERPRISE PARTNERS V, L.P.
By:	/s/ Andrew E. Senyei
Andrew E. Senyei, General Partner

ANDREW E. SENYEI
/s/ Andrew E. Senyei

WILLIAM STENSRUD
/s/ William Stensrud

CARL J. EIBL
/s/ Carl J. Eibl

ROBERT W. CONN
/s/ Robert W. Conn